02022250

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AM 3/7/2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-41562

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10018-2786 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Lombardo (212) 525-3425
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
757 Third Avenue	New York	NY	10017

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steven N. Lombardo, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven N. Lombardo
Senior Vice President
Chief Financial Officer

Notary Public

Notary Public
No.
Qualified in
Cert. Filed in
Commission Exp. 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
X		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company) (an indirect wholly owned subsidiary of HSBC Holdings plc) as of December 31, 2001 that you are filing pursuant to Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 19, 2002

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
ASSETS

(Dollars in thousands except share data)

Cash	$ 9,766
Cash and securities segregated pursuant to federal and other regulations (Note 3)	163,593
Trading inventory, at market value (Note 4)	1,134,861
Trading inventory, at market value, pledged (Note 4)	17,716,786
Securities pledged under collateral agreements (Note 4)	1,179,555
Securities purchased under agreements to resell	5,855,491
Receivable under securities borrowing arrangements	4,194,137
Receivable from brokers, dealers, clearing organizations and customers (Note 5)	4,698,136
Other assets (Notes 8 and 9)	273,807
Total assets	$ 35,226,132

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Short term borrowings (Note 6)	$ 27,502
Securities sold under agreements to repurchase	7,474,837
Securities sold, not yet purchased, at market value (Note 4)	464,519
Securities sold, not yet purchased, at market value, obligation to return collateral (Note 4)	18,575,904
Securities received under collateral agreements	1,179,555
Payable under securities lending arrangements	1,765,740
Payable to brokers, dealers, clearing organizations and customers (Note 5)	4,760,033
Accounts payable and accrued liabilities	396,483
Total liabilities	34,644,573
Commitments and contingent liabilities (Note 11)	
Liabilities subordinated to claims of general creditors (Note 7)	375,000
Stockholder's equity (Note 13)	206,559
Total liabilities and stockholder's equity	$ 35,226,132

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(Dollars in thousands except share data)

NOTE 1 - ORGANIZATION

HSBC Securities (USA) Inc. (the "Company" or "HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the "Parent") whose ultimate parent is HSBC Holdings plc ("HSBC").

The Company is a registered broker dealer of securities under the Securities Exchange Act of 1934 and a registered futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and federal agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), New York Stock Exchange ("NYSE"), Chicago Mercantile Exchange ("CME") and Chicago Board of Trade ("CBOT").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities, options and futures transactions are reflected in the statement of financial condition on a trade-date basis. Trading inventory and securities sold, not yet purchased are carried at market value. Options are valued at market and are reported in trading inventory and securities sold, not yet purchased, as appropriate. Receivables and payables relating to transactions that were not yet due for settlement and which settled subsequent to December 31, 2001 are reflected as a net balance.

Securities, options and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement-date basis.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Repurchase and resale agreements with the same counterparty, same maturity and which are subject to master netting arrangements are presented net in the statement of financial condition. In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

(Dollars in thousands except share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. In accordance with SFAS No. 140, "Accounting for transfers and servicing of financial assets and extinguishments of liabilities", the Company has reclassified certain trading assets and liabilities in the statement of financial condition. Trading inventory pledged as collateral which can be sold or repledged by the creditor is reclassified as an asset encumbered. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral has been recorded.

Collateral pledged by the Company to secure loan of securities has been recognized as securities pledged under collateral agreements. The collateral received by the Company to secure a loan of securites is recorded as securities received under collateral agreements, to the extent that the collateral has been sold or repledged by the Company

Amounts due to and from customers, brokers and dealers, and affiliates, which are denominated in foreign currencies, are translated at year-end exchange rates.

The Company accounts for income taxes utilizing the asset and liability method. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with a tax-sharing agreement, the Parent allocates to the Company it's proportionate share of the consolidated federal and combined state and local tax liabilities on a separate company basis.

At December 31, 2001, the Company had three stock-based compensation plans. The Company accounts for the fair value of its options and shares under those plans in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 3 - CASH AND SECURITIES SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

As of December 31, 2001, cash of $3,617 and qualified securities with a market value of $159,976 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and Regulations 1.32 and 30.7 of the CFTC.

Additionally, the Company has deposited $160,505 of U.S. Government securities as collateral at various clearing organizations in the normal course of business. These securities are included in trading inventory on the statement of financial condition.

(Dollars in thousands except share data)

NOTE 4 - TRADING INVENTORY, AT MARKET VALUE AND SECURITIES SOLD, NOT YET PURCHASED, AT MARKET VALUE

Trading inventory, at market value and securities sold, not yet purchased, at market value at December 31, 2001, consisted of the following:

	Trading inventory	Securities sold, not yet purchased
U.S. Treasury bills	$ 947,249	$ 240,801
U.S. Treasury notes, bonds, strips & agencies	15,493,012	17,892,662
Total U.S. Government and agency securities	16,440,261	18,133,463
Options - listed	10,893	5,157
Corporate obligations	2,400,419	894,944
Equities	74	6,859
Total	$ 18,851,647	$ 19,040,423
Trading inventory pledged	(17,716,786)	
Obligation to return collateral		(18,575,904)
	$ 1,134,861	$ 464,519

The Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which amounted to $21,648,439 as of December 31, 2001. Collateral in the amount of $7,212,359 and $18,575,904 has actually been sold or repledged as part of a matchbook trading strategy and to settle securities sold, not yet purchased transactions, respectively. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

As part of it's borrow versus pledge activity, the Company has pledged collateral and has sold or repledged collateral received in the amount of $1,179,555 as of December 31, 2001.

At December 31, 2001, U.S. Government and agency securities with a market value of $1,176,041 have been pledged against securities borrowed with a market value of $1,157,326.

(Dollars in thousands except share data)

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, CLEARING ORGANIZATIONS AND CUSTOMERS

The balances shown as receivable from and payable to brokers, dealers, clearing organizations and customers are comprised of the following:

Receivable:	
Customers	$ 1,114,807
Fail to deliver	3,384,028
Other receivables from brokers, dealers, and clearing organizations	199,301
	$ 4,698,136
Payable:	
Customers	$ 1,098,111
Fail to receive	3,166,921
Securities transactions not yet settled, net	477,932
Other payables to brokers, dealers, and clearing organizations	17,069
	$ 4,760,033

NOTE 6 –BORROWINGS

Short term borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

At December 31, 2001, bank loans amounting to $25,000 were fully collateralized by marketable securities, valued at $25,500.

The table below shows select information for short-term borrowings.

	Amount	Rate
Overnight bank loans	26,585	1.54%
Other Facilities	917	Various
	27,502	

Other facilities bear interest at rates which approximate market as of December 31, 2001. The Company also has certain borrowing arrangements consisting of facilities that the Company has been advised are available, but where no contractual lending obligation exists.

At December 31, 2001, the Company had undrawn revolving notes with an affiliate of $125,000 at three month LIBOR plus 125 basis points due October 12, 2005 and $150,000 at three month LIBOR plus 100 basis points due July 31, 2005.

The Company also has a committed unsecured line of credit with an affiliate of $50,000 due December 31, 2002 or such date thereafter, specifically for financing affiliate securities. In addition, there is a $100,000 committed line with a non-affiliate due July 11, 2002.

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

(Dollars in thousands except share data)

NOTE 7 - RELATED PARTIES

Balances and amounts resulting from transactions with related parties included in the statement of financial condition are presented below:

Assets:		
Cash	$	6,007
Cash and securities segregated pursuant to federal and other regulations		50
Receivable under securities borrowing arrangements		8,083
Receivable from (includes unsettled trades and fails):		
Customers		118,093
Brokers and dealers		26,533
Other assets		12,091
Liabilities:		
Short term borrowings		1,532
Securities sold under agreements to repurchase		250,024
Payable under securities lending agreements		1,377,465
Payable to (includes unsettled trades and fails):		
Customers		76,714
Brokers and dealers		12,194
Accounts payable and accrued liabilities		7,906
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due July 31, 2005, at three month LIBOR plus 100 basis points		150,000
Floating rate revolving subordinated loan due August 24, 2002 at one month LIBOR plus 50 basis points		25,000
Floating rate cash subordinated loan due January 31, 2003, at six month LIBOR plus 70 basis points		50,000
Floating rate cash subordinated loan due July 31, 2004, at twelve month LIBOR plus 125 basis points		150,000

At December 31, 2001, the Company had undrawn revolving notes with an affiliate of $125,000 at three month LIBOR plus 125 basis points due October 12, 2005 and $150,000 at three month LIBOR plus 100 basis points due July 31, 2005. The Company also has a committed unsecured line of credit of $50,000 due December 31, 2002 or such date thereafter, specifically for financing affiliate securities.

The subordinated loans are covered by an agreement approved by the NYSE and are, therefore, available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Refer to footnotes 6, 9, 11 and 12 relating to short term borrowings, other assets, commitments and contingent liabilities, and employee benefits, respectively, which include other related party activity disclosures.

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

(Dollar in thousand except share data)

NOTE 8 - INCOME TAXES

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

At December 31, 2001, the Company had total deferred tax assets consisting of federal and state income tax benefits as follows:

Net operating loss carryforward	$ 2,284
Accrued interest expense to non-US affiliates	1,220
Restructuring reserve, deductible when paid	2,147
Restricted stock awards, deductible when paid	22,323
Other net deferred tax assets	4,629
Pension expense	2,055
Total deferred tax assets	$ 34,658

Deferred tax assets are required to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of and for the year ended December 31, 2001, no valuation allowance has been provided.

The Company is included in the consolidated federal income tax return filed by the Parent. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The tax payable is limited to federal tax payable per the consolidated income tax return. In 2001 the Company had taxable income on a separate return basis which could fully utilize its separate net operating loss. In consolidation the separate loss utilization was limited to the amount utilized in consolidation.

The Company has net operating loss carryforwards of $5,281. These carryforwards expire as follows:

Calendar Year	Expiration Amount
2018	$ 5,281

NOTE 9 - OTHER ASSETS

The components of other assets at December 31, 2001 were as follows:

Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $22,167	$ 216
Exchange memberships, at cost (market value $7,811)	5,575
Dividends and accrued interest receivable	161,803
Receivable from affiliates	12,221
Deferred tax asset	34,658
Employee stock awards	41,739
Other	17,595
	$273,807

NOTE 9 - OTHER ASSETS (continued)

Shares purchased for future issuance are recorded as other assets ("employee stock awards") and respectively accrued liabilities and account payable as of December 31, 2001. The shares purchased are held in custody by a third party and, in accordance with the plan agreement, the employees assume all risk associated with movements in the fair value of such shares. Therefore, The Company *does not record any fair value adjustments in the statement of financial condition.*

Management reviews long lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 10 - FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

All of the Company's financial instruments are stated at market value, except for securities purchased under agreements to resell, securities borrowed, short term borrowings, subordinated loans, securities loaned, and securities sold under agreements to repurchase, which are stated at their contract value. The contract value for these financial instruments are considered to approximate fair value as they are short-term in nature, bear interest at current market rates or are subject to repricing.

Derivative Financial Instruments

In the normal course of its business, the Company enters into transactions in derivative financial instruments as an end user to economically hedge other on-and-off balance sheet positions in order to manage its exposure to market and interest rate risks. Such derivative financial instruments, primarily listed futures and options conducted through regulated exchanges, are stated at market value.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standard No 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Under FAS 133, all derivative financial instruments are required to be carried at fair value on the Company's statement of financial condition. Since the Company had previously carried it's derivative financial instruments at fair value, the adoption of FAS 133 did not have an effect on the Company's statement of financial condition.

Futures contracts and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options are contracts that allow the holder to purchase or sell financial instruments for cash at a specified price at or within a specific period of time. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates, or the market values of the securities underlying the instruments. The credit risk associated with forward contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain or loss. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instrument, they are not indicative of potential loss. The futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument. For these contracts, the unrealized gains or losses, rather than contract or notional amounts, represent the approximate future cash requirements.

(Dollars in thousands except share data)

NOTE 10 - FINANCIAL INSTRUMENTS (continued)

As a securities broker-dealer, the Company engages in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at the December 31, 2001 market value of the related securities. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

Certain of the Company's securities transactions, including reverse repurchase agreements, securities borrowing arrangements and certain other secured transactions, are collateralized by readily marketable U.S. Government securities and are executed with other brokers and dealers, commercial banks and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. However, the Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of risk monitoring and credit exposure reporting and control procedures, including the daily marking to market of securities and collateral, and requiring adjustments of collateral levels, as considered appropriate.

In the normal course of business, the Company enters into various commitments including "when issued" securities transactions. The credit risk associated with these transactions is limited to the unrealized gains and losses recorded in the statement of financial condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

A summary of the Company's derivative financial instruments, executed through regulated exchanges and over the counter, at contract or notional amounts, together with their fair values at December 31, 2001, is presented below:

	Contractual/ Notional Amount	Fair Value
Futures contracts		
Commitments to buy	$ 5,312,100	$ 1,116,323
Commitments to sell	575,300	221,595
Listed options		
Purchased	9,085,000	10,893
Sold	9,388,000	5,157

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Dollars in thousands except share data)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2001, the Company was obligated under various lease agreements, and a sublease agreement, with an affiliate entity relating to property used for office space and business purposes. These lease agreements have initial expiration dates of December 31, 2001 with provisions for automatic renewals until June 30, 2006, unless the Company, by written notice, elects not to renew the lease.

The Company is also obligated under noncancellable lease agreements for several branch offices, which expire at various dates through November 30, 2005. Annual future minimum rentals under lease agreements for office space with third parties, some of which provide for escalation based on property taxes and other operating costs, are as follows:

Year ending December 31,		
2002	$	555
2003		570
2004		390
2005		309
Aggregate minimum lease payments	$	1,824

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the shareholder's equity of the Company.

NOTE 12 - EMPLOYEE BENEFITS

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(a) *Pension Plan*

The Pension Plan (the "Plan") is a defined benefit pension plan sponsored by an affiliate. The Plan covers all employees of the Company hired prior to January 1, 1997 who have attained the age of 18 and have completed one year of service, defined as a minimum of 1,000 hours. Participants become 100% vested after five years of service. Retirement benefits are based on years of credited service. The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

The Company adopted a new defined contribution plan to cover employees hired on or after January 1, 1997. Under the new plan, employees would receive annual contributions of 3.5% of pay for their first four years of participation and 5.0% of pay thereafter. When employees leave the Company, those who meet the plan's five years of service vesting requirement would be able to roll their account balance into an IRA or another employer's plan, or, alternatively, leave their funds in the plan and receive a lump sum at or after age 65.

(continued)

(Dollars in thousands except share data)

NOTE 12 - EMPLOYEE BENEFITS (continued)

(b) *Thrift Incentive Plan*

The Thrift Incentive Plan (the "TIP") is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed one year of employment are eligible to participate in the TIP. Employees may elect to contribute up to 11% of their base salaries up to the legal limitations. The affiliate matches 100% of the first 2% of participants' base pay contributions, and 50% of the next 4% of the participants' base pay contributions. Participants are 100% vested in the value of their personal contributions, the employer matching contributions and the amount of any earnings or appreciation on such contributions. All employees hired on July 2, 1999 or later are eligible to contribute to the TIP immediately; however, the employer matching contributions begin after completion of one year of service.

(c) *Stock Option Plan*

Options have been granted to employees of the Company under the HSBC Holdings Executive Share Option Scheme (the "Executive Plan"). Under the Executive Plan, options have been awarded to certain employees of the Company to acquire shares of HSBC. The exercise price of each option is equal to the market price of the stock of HSBC on the date of grant. The maximum term of the options is ten years and they are expected to vest at the end of three years based on management's assessment that HSBC will meet certain performance conditions, as defined.

Since the shares and contribution commitment have been granted directly by HSBC, the offset to compensation expense was a credit to capital in excess of par value representing a contribution of capital from HSBC.

The following table presents option transactions summarized for the year ended December 31, 2001:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	670,700	$ 11.32
Granted	384,575	12.52
Forfeitures	(214,650)	11.37
Outstanding at December 31, 2001	840,625	11.76
Options exercisable at December 31, 2001	-	$ -

The range of exercise prices on options outstanding were $10.17 to $15.29 for the year ended December 31, 2001. The weighted average remaining contractual life for stock options outstanding at December 31, 2001 was 1.53 years.

The Company used the Murex Cox option-pricing model to determine the fair value of the 2001 option grants, using the following weighted average assumptions:

Dividend yield	2.8% - 3.7%
Expected volatility	29.11% - 35%
Risk-free interest rate	5.66% - 6.2%

(continued)

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

(Dollars in thousands except share data)

NOTE 12 - EMPLOYEE BENEFITS (continued)

(d) *Savings - Related Option Plan*

Options have been granted to employees of the Company under the HSBC Holdings plc Overseas Savings - Related Share Option Scheme ("the Scheme"). Under the Scheme, employees have the option to buy shares in HSBC at a discounted price fixed at the beginning of a five year contribution period. Employee contributions to the Scheme cannot exceed the U.S. Dollar equivalent of GBP250 per month. At the end of the five year period, employees will have six months in which to exercise their option to buy shares.

Compensation expense associated with such options is recognized over the expected vesting period based on the estimated fair value of such options at grant date. Since the shares and contribution commitment have been granted directly by HSBC, the offset to compensation expense was a credit to capital in excess of par value representing a contribution of capital from HSBC.

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	300,840	9.56
Forfeitures	(31,756)	9.56
Outstanding at December 31, 2001	269,084	9.56
Options exercisable at December 31, 2001	-	-

The exercise price on options outstanding was $9.56 for the year ended December 31, 2001. The weighted average remaining contractual life for stock options outstanding at December 31, 2001 was 3.33 years.

The Company used the Murex Cox option pricing model to determine the fair value of the 2001 option grants, using the following weighted average assumptions:

Divided yield	3.3%
Expected volatility	32%
Risk-free interest rate	6.6%

(e) *Restricted Share Plan*

In connection with the annual incentive compensation program, the Company may award employees a portion of such compensation in the form of HSBC shares under the HSI Restricted Share Plan. The awarded shares are transferred to employees at the end of the restricted period assuming the employee remains in employment. Such restricted periods generally last up to two years from the date of grant. Awards are made for past performance and the liability is recorded in the year of service.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the NYSE. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and under the CFTC regulations, the greater of $50 or 4% of the funds required to be segregated for customers pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2001, the Company's net capital was $181,229 which was 9.12% of aggregate debit balances and $141,500 in excess of its required net capital of $39,729.

Schedule I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 206,558,272	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					206,558,272	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					375,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 581,558,272	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 113,576,033	3540		
1. Additional charges for customers' and non-customers' security accounts			2,439,335	3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:			18,267,313	3570		
1. number of items	36	3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges			24,188,611	3600		
F. Other deductions and/or charges			26,367,337	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(184,839,629)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ -396,718,643	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$ 3,000,000	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations			148,464,756	3690		
3. State and municipal government obligations				3700		
4. Corporate obligations			62,162,552	3710		
5. Stocks and warrants			1,028,347	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration			832,889	3650		
E. Other (List)				3736	(215,489,144)	3740
10. Net Capital					$ 181,229,499	3750

Schedule I, (continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
HSBC SECURITIES (USA) INC. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$		[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		[3758]
13. Net capital requirement (greater of line 11 or 12)	$		[3760]
14. Excess net capital (line 10 less 13)	$		[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		[3790]
17. Add:						
A. Drafts for immediate credit	$		[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		[3810]			
C. Other unrecorded amounts (List)	$		[3820]	$		[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))				$		[3838]
19. Total aggregate indebtedness				$		[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%		[3850]
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)				%		[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	39,729,064	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	39,729,064	[3760]
25. Excess net capital (line 10 less 24)	$	141,500,435	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%	9.12	[3851]
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	9.12	[3854]
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	81,906,340	[3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	30.09	[3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		[3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets:

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

HSBC SECURITIES (USA) INC. as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 938,441,352	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	1,020,623,976	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	57,403,482	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	2,080,595	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	3,211,697	4425		
11. TOTAL CREDITS			$ 2,021,761,702	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 1,088,289,961	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	22,437,571	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	875,625,643	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. ** Aggregate debit items			$ 1,986,453,175	4470
18. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(59,593,595)	4471
19. ** TOTAL 15c3-3 DEBITS			1,926,359,580	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	94,902,122	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	143,030,968	4510
24. Amount of deposit (or withdrawal) including $ (23,114,771) [4515] value of qualified securities	(23,114,771)	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 119,916,197 [4525] value of qualified securities	$ 119,916,197	4530
26. Date of deposit (MMDDYY)	01/03/02	4540

FREQUENCY OF COMPUTATION

27. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2001

Schedule III

Amounts required to be segregated or set aside in separate accounts for customers pursuant to the Commodity Exchange Act and regulations		
U.S. futures & options	$ 244,737,021	
Foreign futures & options	26,111,707	
		$ 270,848,728
Deductions for open long U.S. and foreign options in customers' accounts		
Value of long options required to be segregated	46,587,195	
Value of amount of long option which exceeds the net liquidating equity	(30,997,509)	
Net deduction for open long customer options		(15,589,686)
Amount subject to 4% net capital requirement		$ 255,259,042
Minimum CFTC net capital requirement		$ 10,210,362

The above computation does not differ materially from that which was filed on January 25, 2002 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES

AS OF DECEMBER 31, 2001

Schedule IV

Segregation requirements:	
Net ledger balances:	
Cash	$130,143,720
Securities (at market)	128,500,128
Net unrealized profit in open futures contracts traded on a contract market	494,891
Exchange traded options:	
Add - Market value of open options contracts purchased on a contract market	46,587,195
Deduct - Market value of open option contracts sold on a contract number	(60,995,860)
Net equity	244,730,074
Accounts liquidating to a deficit and accounts with debit balances with no open contracts	13,661,924
Deduct - Amount offset against U.S. Treasury obligations owned by customers	(13,654,977)
Total amount required to be segregated	244,737,021
Funds on deposit in segregation:	
Deposited in segregated funds bank accounts:	
Cash	3,505,701
Securities representing investments of customers' funds (at market)	0
Securities held for customers in lieu of cash margins (at market)	83,848,289
Margins on deposit with clearing organizations of contract markets:	
Cash	132,002,135
Securities representing investments of customers funds (at market)	16,945,415
Securities held for particular customers or option customers in lieu of cash (at market)	43,492,989
Net settlement due to clearing organizations	(7,551,738)
Exchange traded options:	
Add - Unrealized receivables for options contracts purchased on contract markets	46,587,195
Deduct - Unrealized obligations for option contracts sold on contract market	(60,995,860)
Net liquidating equities with other FCMs:	
Net liquidating equity	70,982
Securities representing investments of customers' funds (at market)	-
Segregated funds on hand	1,158,850
Total amount in segregation	259,063,958
Excess funds in segregation	$ 14,326,937

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2001

Schedule V

Amount required to be segregated in accordance with Regulation 32.6		$0
Funds in segregated accounts:		
Cash	$0	
Securities	0	
Total		0
Excess funds in segregation		$0

The above computation does not differ materially from that which was filed on January 25, 2002 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(A wholly owned subsidiary of HSBC Markets (USA) Inc.)

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATIONS 30.7

AS OF DECEMBER 31, 2001

Schedule VI

Amounts to be set aside in separate section 30.7 accounts		$ 26,111,707
Funds in separate section 30.7 accounts:		
Cash	$ 111,310	
Securities	22,656,960	
Amounts held by members of foreign boards of trade	13,120,914	
Amounts with other depositories designated by a foreign board of trade	-	
Total funds in separate section 30.7 accounts		35,889,184
Excess funds in separate section 30.7 accounts		$ 9,777,477

The above computation does not differ materially from that which was filed on January 25, 2002 on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6. Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Regulation 1.16 under the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2002

KPMG

HSBC SECURITIES (USA) INC.
(A Wholly Owned Subsidiary of
HSBC Markets (USA) Inc.)

Statement of Financial Condition
And Supplemental Schedules

December 31, 2001

(With Independent Auditors' Report Thereon
and Supplemental Report On Internal Control)

This report is deemed Public in accordance
with Regulations 1.10 (g) under
the Commodity Exchange Act